This Amended Pricing Sheet is being filed to correct the valuation date and the maturity date.
Citigroup Funding Inc.
Amended Pricing Sheet No. 2012-MTNDG0170 dated January 25, 2012 relating to
Preliminary Pricing Supplement No. 2012-MTNDG0170 dated December 20, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

900,000 PLUS Based on the Value of the S&P 500® Index due July 27, 2012
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – JANUARY 25, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of the PLUS and could be zero.

Aggregate principal amount:	$9,000,000
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Underwriting fee and issue price” below)
Pricing date:	January 25, 2012
Original issue date:	January 30, 2012
Maturity date:	July 27, 2012
Underlying index:	S&P 500® Index
Payment at maturity:
If the final index value is greater than the initial index value,
•   $10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value,
•   $10 × index performance factor
This amount will be less than or equal to the stated principal amount of $10 and could be zero. There is no minimum payment at maturity on the PLUS.

Maximum payment at maturity:	$10.80 per PLUS (108% of the stated principal amount).
Leveraged upside payment:	$10 × leverage factor × index percent increase
Leverage factor:	200%
Index percent increase:	(final index value - initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	1,326.06, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	July 24, 2012, subject to postponement for non-underlying asset business days and certain market disruption events
CUSIP:	17317U378
ISIN:	US17317U3784
Listing:	The PLUS will not be listed on any securities exchange.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per PLUS	$10.00	$0.15	$9.85
Total	$9,000,000.00	$135,000.00	$8,865,000.00
(1) The actual price to public, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.95 per PLUS. Please see “Syndicate Information” on page PS-6 of the related preliminary pricing supplement for further details.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the PLUS, will receive an underwriting fee of $0.15 from Citigroup Funding Inc. for each PLUS sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.15 for each PLUS they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the PLUS declines. You should refer to “Risk Factors” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement for more information.

You should read this document together with the preliminary pricing supplement describing the offering and the  PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement filed on December 20, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095010311005323/dp27797_424b2-mtndg0.htm

PLUS Product Supplement filed on May 16, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm

Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. and its affiliates. The PLUS are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the PLUS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.